Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)
500 - 10355 Jasper Avenue
Edmonton, Alberta T5J 1Y6

Item 2.	Date of Material Change

February 6, 2020

Item 3.	News Release

News releases announcing the material changes referred to in this report were disseminated by Aurora on February 6, 2020 and filed on SEDAR under Aurora’s profile on the same date.

Item 4.	Summary of Material Change

The Company announced the retirement of its Chief Executive Officer (“CEO”), Terry Booth and appointment of Michael Singer as Interim CEO, as well as the appointment of two new independent directors, Lance Friedmann and Michael Detlefsen

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See the attached news releases.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officers

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Michael Singer, Executive Chairman and Interim CEO Telephone: 1-855-279-4652

Item 9.	Date of Report

February 14, 2020

Aurora Cannabis Announces CEO Retirement and Succession, Board of Directors Expansion, and Business Transformation Plan

Releases Preliminary Results for the Second Fiscal Quarter Ended December 31, 2019

  Aurora Cannabis Founder & CEO, Terry Booth, announces retirement and succession plan and expansion of the Board of Directors
  Executive Chairman Michael Singer has been appointed Interim CEO, effective immediately; search for permanent successor underway
  Two new Independent Directors to join the Board for a total of 10 directors, including 7 Independents
  Announces comprehensive transformation plan to significantly reduce the Company's expense base, rationalize capital expenditures, and better align its balance sheet with current market conditions
  Secures credit facility amendments that remove EBITDA ratio covenants and provide additional financial flexibility as Aurora executes transformation plan
  Company provides select unaudited preliminary fiscal Q2 2020 financial results and updated outlook
  Aurora to host Conference Call at 5:00 p.m. Eastern Time

NYSE | TSX : ACB

EDMONTON, Feb. 6, 2020 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE | TSX: ACB), the Canadian company defining the future of cannabis worldwide, today announced a CEO succession and Board expansion; the latter of which is detailed in a separate announcement released this afternoon. The Company also announced a business transformation plan that better aligns selling, general & administrative expenses, and capital expenditures with current market conditions.

These combined changes are consistent with, and evidence of Aurora's commitment to, achieving positive EBITDA and cash flow as rapidly as possible, while still maintaining the ability to capitalize on longer-term Canadian and global cannabis market opportunities.

CEO Succession

Aurora CEO Terry Booth stated, "Over the last seven years, Aurora has built an incredible platform and a leading position in the global Cannabis industry. I am proud and humbled to have led that journey with a deeply talented and passionate team of employees. While there is still much work to be done, the timing is right to announce my retirement with a thoughtful succession plan in place and the immediate expansion of the Board of Directors. These changes, along with the financial transformation which we are undertaking, should clearly demonstrate to investors that Aurora has the continuity, strategic direction and leadership it needs to transition from its entrepreneurial roots to an established organization well positioned to capitalize on a global growth opportunity. In that spirit, and with my full support, the Board of Directors has appointed Michael Singer as Interim CEO effective immediately." Booth continued, "As part of the succession plan, I will become a Senior Strategic Advisor to the Board and remain a Director. Additionally, we're welcoming new independent members; Lance Friedmann and Michael Detlefsen who bring a wealth of strategic and hands-on consumer products industry experience to the organization."

Michael Singer, Aurora's Executive Chairman and Interim CEO stated, "I look forward to serving as Interim CEO and executing on our short-term plans, which include a rationalization of our cost structure, reduced capital spending, and a more conservative and targeted approach to capital deployment. These are necessary steps that reflect a fundamental change in how we will operate the business going forward." Singer continued, "On behalf of the Board of Directors, I want to thank Terry for his leadership over the years. He's made an indelible mark on the industry and left an enviable legacy in the form of Aurora Cannabis and the potential that exists for the Company over the coming decades. As one of the original cannabis visionaries, Terry is an invaluable resource with deep industry knowledge that we can leverage strategically. I look forward to having him continue on as a Senior Strategic Advisor to our Board of Directors."

Financial Transformation & Capital Position

Management today announced sweeping changes intended to rationalize the cost structure and balance sheet going forward. The Company believes this will better align the business financially with the current realities of the cannabis market in Canada while maintaining a sustainable platform for long-term growth.

These actions are expected to include significant and immediate decreases in selling, general & administrative ("SG&A") expenses and capital investment plans.

Selling, General & Administrative Expenses

It is the Company's intention to manage the business to an SG&A range of $40 million to $45 million per quarter by the end of the fiscal fourth quarter of 2020, a significant decrease from the preliminary fiscal second quarter 2020 range announced today. To do this, management plans to focus the business on its core areas: 1) Canadian consumer market; 2) Canadian medical market; 3) established international medical markets; and 4) U.S. market initiatives. Severance and other one-time charges related to SG&A reductions are expected to range from $2 million to $4 million and will be largely incurred in the Company's fiscal second and third quarters ending December 31, 2019 and March 31, 2020 respectively.

As part of the changes to operations, the Company has eliminated close to 500 full-time equivalent staff across the company, including approximately 25% of corporate positions. Additionally, management is restructuring spending plans on information technology projects, sales and marketing initiatives, travel & entertainment, professional services, and other non-revenue generating third-party costs which do not provide an immediate impact on revenue.

Capital Expenditures

Aurora announced its intention to reduce capital expenditures for the second half of fiscal 2020 to bring capital expenditures below $100 million in total. Over the past several weeks, Aurora management has undertaken a detailed evaluation of all capital projects underway and made decisions with respect to continuing or terminating further investment in each. Future capital allocation decisions will be scrutinized first and foremost through a lens of optimizing near-term investor returns.

Balance Sheet & Liquidity

Aurora has also announced a number of amendments to its secured credit facilities which are designed to better align the Company's balance sheet and cash flow expectations with current market conditions and to provide financial flexibility over the near term. These amendments include:

  Complete removal of all EBITDA ratio covenants, originally set to commence in the period ending September 30, 2020
  Complete removal of fixed charge coverage ratio covenant
  Adjustment of the total funded debt-to-equity covenant to 0.20:1 commencing in fiscal third quarter 2020, from 0.25:1 currently
  Reduction of the total facility size available by $141.5 million
  Introduction of a new minimum liquidity covenant of $35 million
  The introduction of a covenant requiring Aurora to achieve positive EBITDA thresholds beginning in fiscal Q1 2021 that The Company believes are consistent with today's announced changes

Glen Ibbott, Aurora's CFO stated, "We are pleased to have reached an agreement with our syndicate of banks to provide Aurora with additional financial flexibility aligned with our focus on achieving near-term profitability and providing the Company with options to refinance the facility at maturity. I would like to thank our banking partners for their continued support of Aurora."

Aurora announced that, given market current cannabis market conditions and the slower than expected near-term industry growth, it has undertaken a thorough review of all business operations and concluded that certain assets and goodwill values as at December 31, 2019 exceed current fair-market valuations. As such, when Aurora formally reports its fiscal second quarter 2020 results, it expects to report asset impairment charges on certain intangible and property, plant and equipment in a range of $190 million to $225 million and write-downs of goodwill in the range of $740 million to $775 million. Following these non-cash charges, Aurora expects to remain compliant with its revised total debt-to-equity covenant going forward.

Glen Ibbott continued, "The assets being impaired are predominantly associated with our operations in South America and Denmark, as our estimate of the timeline for substantial growth extends in those markets. Our core Canadian cannabis assets are not impacted by these non-cash asset impairment charges." Ibbott concluded, "We believe that the long-term opportunity for Aurora remains very compelling, despite a slower than anticipated rate of industry growth in the near-term. We also believe our approach to rationalizing the business and conservatively improving our balance sheet positions Aurora in a more stable position for sustainable growth going forward."

Aurora announced that its consolidated cash position was $156 million, excluding $45 million of restricted cash as at December 31, 2019. This includes gross proceeds raised under its US$400 million At-the-Market ("ATM") financing program of approximately US$245 million (or approximately $325 million) to date in fiscal 2020. As of today, the Company has remaining capacity under its current ATM program of approximately $200 million. With the cost reduction and business transformation initiatives announced today, the Company expects that utilization of the ATM capacity will be sufficient to fund operations and remaining required capital expenditures, to the points where positive EBITDA and free cash flow are achieved.

Unaudited Preliminary Fiscal 2020 Second Quarter Financial Results

Aurora today provided unaudited preliminary second quarter fiscal 2020 financial results. The Company expects cannabis revenues for the second quarter of fiscal 2020 of $62 million to $66 million, net of excise taxes. Aurora expects to record provisions for returns, price reductions and future provisions of approximately $12 million, almost all of which relates to product sold in previous quarters. Therefore, net cannabis revenues, after giving effect to these offsets, are expected to be $50 million to $54 million. These revenue expectations reflect consistent quarter-over-quarter medical revenues, a decrease in international revenues due to short-term German supply interruptions, and much lower bulk sales. For the second quarter, Aurora expects to report modest quarter-over-quarter growth in consumer cannabis revenues prior to applying these offsetting return and price reduction allowances.

Cash cost to produce per gram of dried cannabis sold(1) is expected to remain below $1.00, sales and marketing expenses are expected to be between $28 million to $32 million and general and administrative expenses are expected to be between $70 million to $75 million.

The outlook for cannabis revenue for Aurora's fiscal third quarter is expected to be impacted by the general industry headwinds mentioned above, and as such will likely show little to no growth relative to fiscal Q2's cannabis revenue of $62 million to $66 million, prior to the provisions for returns and price reductions.

Aurora will announce its full second quarter fiscal 2020 financial results on February 13, 2020.

Aurora will host a conference call today at 5:00pm Eastern Time to discuss these updates.

CEO Succession & Business Transformation Plan Conference Call

DATE: Today, Thursday, February 6, 2020

TIME: 5:00 p.m. Eastern Time | 3:00 p.m. Mountain Time

WEBCAST: http://public.viavid.com/index.php?id=138052

 REPLAY: (844)-512-2921 or (412)-317-6671

PIN NUMBER: 13698974

Available until 11:59 p.m. Eastern Time Thursday, February 20, 2020

(1)	Cash cost to produce per gram of dried cannabis sold is a non-GAAP financial measure and is not recognized, defined, or subject to standardized measurement under IFRS. Aurora defines and reconciles the calculation to IFRS in the Company's interim MD&A. Cash cost to produce per gram of dried cannabis sold is calculated by taking the IFRS cost of sales, excluding the effect of changes in the FV of biological assets and inventory, and deducting depreciation, cannabis extract conversion costs, cost of accessories, cost of products purchased from other Licensed Producers that were sold, cost of sales from non-cannabis producing subsidiaries, and post-production costs. Cash cost to produce per gram of dried cannabis sold is calculated by taking cash cost to produce of dried cannabis sold divided by total grams of dried cannabis sold in the period that were produced by Aurora. Management believes these measures provide useful information about the efficiency of production and fulfillment for our core cannabis operations

About Aurora

Headquartered in Edmonton, Alberta, Canada with sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, Chemi Pharmaceutical, and Hempco – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), and Evio Beauty Group (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 10, 2019 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 16:37e 06-FEB-20

Aurora Cannabis Announces Appointment of Two New Independent Directors

Friedmann and Detlefsen Bring Significant Experience in Consumer Products and Marketing

NYSE | TSX : ACB

EDMONTON, Feb. 6, 2020 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE | TSX: ACB), the Canadian company defining the future of cannabis worldwide, today appointed two new independent directors, Lance Friedmann and Michael Detlefsen (together the "New Directors"). The New Directors term begins immediately.

Executive Chairman and Interim CEO Michael Singer stated, "We are pleased to welcome Lance Friedmann and Michael Detlefsen as independent members to the board at this critical time in our transformation. We expect to see cannabinoids grow as a category in consumer products and believe their depth of experience and strong track records of successful brand development and operational business transformation will provide helpful insights to our executive team. With the addition of Messrs. Friedmann and Detlefsen, Aurora has expanded its Board to seven independent directors."

About Lance Friedmann

Over Mr. Friedmann's 25 year experience with Kraft Foods and Mondelēz International, Inc. he held a number of roles of progressing scope and responsibility focused on marketing, strategy, and customer insights across the U.S., Latin America, and Asia. His experience includes senior management of Kraft Foods' marketing-related and corporate marketing programs, for Canada, Mexico and Puerto Rico, and Health & Wellness. Notably, he played a critical role in the launch of the "Sensible Solutions" product line, and subsequently led Mondelez's $12 billion global biscuits category, including Oreo, the world's #1 biscuit brand.

About Michael Detlefsen

Mr. Detlefsen is currently the Managing Director of Pomegranate Capital Advisors, an active investor advisory firm with holdings in the branded consumer and B2B food sectors, agribusiness and financial services. He brings over 30 years as a senior executive and investor in the global consumer products, agri-food, logistics and transportation, and telecom sectors. He has a strong track record of developing and executing strategies to accelerate growth, transform operations, improve capital allocation and substantially enhance corporate performance. Mr. Detlefsen currently serves on the boards of SunOpta (NASDAQ: STKL) and Phoenix Canada Oil Company (TSX:PCO), and is the Executive Chair of Elevation Brands, a privately-held consumer products company focused on gluten-free and allergen-friendly foods. He is also a Governor of the Royal Ontario Museum, Canada's largest museum of natural history and world cultures. Mr. Detlefsen previously served on the boards of State Street and Multi-Marques in Canada and CWC Communications PLC in the UK.

CEO Retirement and Succession & Business Transformation Plan

Aurora also announced today in a separate announcement a CEO Retirement and Succession & Business Transformation Plan to better align fixed costs and capital expenditures with current market conditions. These combined changes will significantly accelerate Aurora's path to cash flow break even while still maintaining the Company's ability to capitalize on the long-term, global cannabinoids market opportunity. Aurora will host a conference call today at 5:00 p.m. Eastern Time to discuss these business updates.

CEO Succession & Business Transformation Plan Conference Call

DATE: Today, Thursday, February 6, 2020

TIME: 5:00 p.m. Eastern Time | 3:00 p.m. Mountain Time

WEBCAST: http://public.viavid.com/index.php?id=138052

REPLAY: (844)-512-2921 or (412)-317-6671

PIN NUMBER: 13698974

Available until 11:59 p.m. Eastern Time Thursday, February 20, 2020

About Aurora

Headquartered in Edmonton, Alberta, Canada with sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, Chemi Pharmaceutical, and Hempco – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 10, 2019 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2020/06/c4666.html

%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 16:39e 06-FEB-20